October 16, 2023

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”)
Post-Effective Amendment No. 226 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 CCM Global Equity ETF
Dear Ms. Rossotto:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the CCM Global Equity ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Capitalized terms not defined herein have the same meaning as in the Amendment.
Prospectus
1.Comment: As attachments to this response letter, please include updated pages showing the completed fee table and expense example for the Fund. If the fee waiver arrangement allows for recoupment, add disclosure stating that. Also, confirm that the fee waiver arrangement will last at least a year from the date of the prospectus.
Response: The Fund’s completed fee table and expense example is attached as Exhibit A hereto. The fee waiver arrangement does not allow for recoupment and disclosure clarifying that has been added to the Fund Management section of the prospectus. The Trust confirms that the fee waiver arrangement will last at least one year from the date of the prospectus.
2.Comment: In the Principal Investment Strategies section, please add an 80% investment policy for the Fund.
Response: The Fund has revised the disclosure as follows:
The Fund is an actively managed exchange-traded fund (“ETF”) ~~that seeks to achieve its investment objective by investing~~ that invests primarily in equity securities of ~~small, mid and large capitalization~~ companies selected by CCM Investment Group, LLC (the “Sub-Adviser”). Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities. The Fund defines “equity securities” to include U.S.-listed common and preferred stock, depositary receipts (e.g., American Depositary Receipts “ADRs” and Global Depositary Receipts (“GDRs”)), and ETFs that provide broad exposure to domestic and international equity securities of companies ~~of~~ across all market ~~capitalization sizes~~ capitalizations, as well as real estate securities.
Depositary receipts, including ADRs and GDR are certificates evidencing ownership of securities of a foreign issuer. The certificates are issued by depositary banks and the underlying securities are held in trust by a custodian bank or similar institution. Depositary receipts may be purchased on securities exchanges or directly from dealers. In addition, the Fund’s international investments may provide exposure to developed and/or emerging markets. An emerging market country is any country determined by the Sub-Adviser to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. Typically, emerging markets are in countries that are in the process of industrializing, with lower gross national products than more developed countries. In determining the Fund’s exposure to domestic, developed and emerging markets, the Sub-Adviser will generally allocate 50 – 75% of the Fund’s assets to domestic equity securities (i.e., US common stocks), 20- 30% to developed market equity securities and the remaining to emerging market equity securities. These investment exposures are subject to change based on the Sub-Adviser’s view of the risk/return profile for the domestic and international markets.
3.Comment: Expressly describe how the Fund will determine its exposure to international equity securities. How will the Sub-Adviser determine market exposure (developed market vs. emerging market) and/or country exposure for its international investments.
Response: The strategy has been updated to address this comment. See response 2.
4.Comment: In the Principal Investment Strategies section add disclosure indicating the Fund may invest equity securities that provide exposure to emerging markets.
Response: The strategy has been updated to address this comment. See response 2.
5.Comment: In the Principal Investment Strategies section elaborate on the Sub-Adviser’s four investment criteria. Define the Fund’s investment universe. Consider adding a number or range of securities the Fund will typically hold in the portfolio.
Response: As the number or range of securities the Fund will typically hold in the portfolio may vary depending on whether the Fund is invested in ETFs or individual equities, the Fund respectfully declines to add such disclosure. However, the Fund has revised the disclosure as follows:
In selecting individual equity securities for the Fund, the Sub-Adviser~~, first considers~~ begins with an investment universe consisting of approximately the largest 3,000 U.S. companies ~~that meet~~ by market capitalization. Companies are then evaluated using the Sub-Adviser’s investment criteria for ~~(i) market capitalization, (ii) historical and forecasted profitability, (iii) momentum, and (iv) industry~~ individual equities, as described below.
6.Comment: Will the Fund rely on quantitative models in selecting investments for the Fund. If yes, add information on the quantitative models and the risks associated with using such models.
Response: The Fund does not rely on quantitative models for selecting investments for the Fund. No additional disclosure has been added regarding quantitative models.
7.Comment: In the last sentence of the sixth paragraph in the Principal Investment Strategies section, the Fund indicates that its portfolio allocation process is “dynamic and opportunistic.” How does being “opportunistic” comport with a long-term capital appreciation objective. If active trading is part of the investment strategy add disclosure explaining that aspect of the strategy and add relevant risk disclosure.
 Response: The Fund is an actively managed ETF that has its portfolio adjusted based on the Sub-Adviser’s view of the Fund’s investment universe. The Sub-Adviser does not expect the Fund to have a high portfolio turnover (i.e., greater than 100%) but does anticipate actively managing the Fund’s portfolio. The Sub-Adviser believes being opportunistic simply means it will seek out the best investment opportunities (i.e., allocations) for the Fund with an eye on producing long-term capital appreciation.
8.Comment: In the Principal Investment Strategies section, add disclosure about the Fund's possible exposure to ADRs.
Response: The strategy has been updated to address this comment. See response 2.
9.Comment: Add information about bid/ask spread to the Fund’s Premium-Discount Risk disclosure.
Response: The Fund’s Premium-Discount Risk has been revised as follows:
“Premium-Discount Risk. The Shares may trade above or below their net asset value (“NAV”). The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on [  ] (the “Exchange”) or other securities exchanges. The trading price of Shares may deviate significantly from NAV during periods of market volatility or limited trading activity in Shares. In addition, you may incur the cost of the “spread,” that is, any difference between the bid price and the ask price of the Shares.”
10.Comment: Add information to the Trading Risk disclosure regarding the possibility for wider bid/ask spreads.

Response: The Fund has revised the Trading Risk disclosure as follows:
Trading Risk. Although the Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In addition, trading in Shares on the Exchange may be halted. In stressed market conditions, the liquidity of the Fund’s Shares may begin to mirror the liquidity of its underlying portfolio holdings, which can be less liquid than the Fund’s Shares, potentially causing the market price of the Fund’s Shares to deviate from its NAV. The spread varies over time for Shares of the Fund based on the Fund’s trading volume and market liquidity, and is generally lower if the Fund has high trading volume and market liquidity, and higher if the Fund has little trading volume and market liquidity (which is often the case for funds that are newly launched or small in size).
11.Comment: In the Portfolio Manager section of the summary prospectus, add information on each portfolio manager’s title with the Sub-Adviser and their length of services to the Fund.
Response: The Fund has revised the disclosure as follows:
“Portfolio Managers
Messrs. James Yaworski, Senior Investment Strategist of the Sub-Adviser, and Adam Hoffmann, Chief Investment Officer of the Sub-Adviser, are the portfolio managers who are primarily responsible for the day-to-day management of the Fund. They have served in that role since the Fund’s inception (October 2023).”
12.Comment: In the Principal Risks section, if the Fund may invest in unsponsored depositary receipts add relevant risk disclosure.
Response: The Fund has included risk disclosure on investments in sponsored and unsponsored depositary receipts. As part of this update, the Fund removed the specific risk for ADRs and provided a more general risk discussion that included both sponsored and unsponsored depositary receipt investments. See below for the updated risk discussion.
Item 4 Disclosure
“Depositary Receipts Risk. Depositary receipts are generally subject to the same risks as the foreign securities that they evidence or into which they may be converted. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities. Depositary receipts that are not sponsored by the issuer may be less liquid and there may be less readily available public information about the issuer.”
Item 9 Disclosure
Depositary Receipts Risk. Depositary receipts, such as GDRs and ADRs, are subject to many of the risks of the underlying securities. For some depositary receipts, the custodian or similar financial institution that holds the issuer’s shares in a trust account is located in the issuer’s home country. In these cases, if the issuer’s home country does not have developed financial markets, the Fund could be exposed to the credit risk of the custodian or financial institution and greater market risk. In addition, the depository institution may not have physical custody of the underlying securities at all times and may charge fees for various services. The Fund may experience delays in receiving its dividend and interest payments or exercising rights as a shareholder. There may be an increased possibility of untimely responses to certain corporate actions of the issuer in an unsponsored depositary receipt program. Accordingly, there may be less information available regarding issuers of securities underlying unsponsored programs and there may not be a correlation between this information and the market value of the depositary receipts.
13.Comment: In the Approval of Advisory Agreement and Investment Sub-Advisory Agreement section, include the date for semi-annual period end.
Response: The Fund has updated the disclosure to inform investors that the requested disclosure will appear in its May 31st semi-annual report.
14.Comment: Confirm that the Fund will not impose Rule 12b-1 fees for at least 1 year from the date of the prospectus.
Response: The Fund confirms that it will not impose Rule 12b-1 fees for at least 1 year from the date of the prospectus.

15.Comment: In the Investment Policies and Restrictions section of the statement of additional information, revise the additional information on the Fund’s concentration policy to reference “25% of the Fund’s total assets” instead of “net assets” as currently disclosed.
Response: The Fund has revised the disclosure accordingly.
16.Comment: In the Additional Information Concerning Shares section of the SAI, please disclose as it relates to the discussion of foreign securities settling outside the clearing process that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response: The Fund has revised the disclosure as stated below:
“Orders involving foreign securities are expected to be settled outside the Clearing Process. Thus, upon receipt of an irrevocable purchase order, the Distributor will notify the Adviser and the Custodian of such order. The Custodian, who will have caused the appropriate local sub-custodian(s) of the Fund to maintain an account into which an Authorized Participant may deliver the Fund Deposit (or cash in lieu), with adjustments determined by the Fund, will then provide information of the order to such local sub-custodian(s). The Authorized Participant must also make available on or before the Settlement, by means satisfactory to the Fund, immediately available or same day funds in U.S. dollars estimated by the Fund to be sufficient to pay the Cash Component and Transaction Fee. There are limited Authorized Participants that post collateral on an agency basis and, to the extent they exit the business or are unable to process redemption orders there may be a diminished market for Fund Shares. In addition, this could lead to differences in the Fund’s NAV and the value of the Fund’s Shares.”

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Wade.Bridge@Practus.com.

Sincerely,

/s/ Wade Bridge
Wade Bridge
Partner

Exhibit A
Fees And Expenses
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.34%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses	0.42%
Less: Fee Waivers[3]	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver	0.34%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses and fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
3 The Fund’s investment adviser has contractually agreed to waive receipt of its management fees and/or assume expenses of the Fund to the extent necessary to offset AFFE so that the total annual operating expenses of the Fund (excluding payments under the Fund’s Rule 12b-1 distribution and service plan (if any), brokerage expenses, taxes (including tax-related services), interest (including borrowing costs), litigation expense (including class action-related services) and other non-routine or extraordinary expenses) do not exceed 0.34% of the Fund’s average daily net assets. The Fee Waiver Agreement will remain in place until December 15, 2024 unless terminated sooner by the Trustees.
Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$35	$127